UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NET 1 UEPS TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

64107N206
(CUSIP Number)

Brian Khomotso Mosehla
c/o Mosomo Investment Holdings (Proprietary) Limited
37 Wantage Road
Parkwood 2196
South Africa
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107N206

1. Names of Reporting Persons.

Brian Khomotso Mosehla
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Republic of South Africa
Number of	7. Sole Voting Power
Shares
Beneficially
Owned by	8. Shared Voting Power
Each	8,955,000
Reporting	9. Sole Dispositive Power
Person With:

10. Shared Dispositive Power
8,955,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person

8,955,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
19.7%
14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 64107N206

1. Names of Reporting Persons.

Mosomo Investment Holdings (Proprietary) Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization

Republic of South Africa
Number of	7. Sole Voting Power
Shares
Beneficially	8. Shared Voting Power
Owned by
Each	8,955,000
Reporting	9. Sole Dispositive Power
Person With:

10. Shared Dispositive Power
8,955,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person

8,955,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
19.7%
14. Type of Reporting Person (See Instructions)

CO

CUSIP No. 64107N206

1. Names of Reporting Persons.

Business Venture Investments No 1567 (Proprietary) Limited (RF)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization

Republic of South Africa
Number of	7. Sole Voting Power
Shares

Beneficially	8. Shared Voting Power
Owned by
Each	8,955,000
Reporting	9. Sole Dispositive Power
Person With:

10. Shared Dispositive Power
8,955,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person

8,955,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
19.7%
14. Type of Reporting Person (See Instructions)

CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of NET 1 UEPS TECHNOLOGIES, INC., a Florida corporation (the "Issuer"). The address of the principal executive office of the Issuer is President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa.

Item 2.	Identity and Background

This report is filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are Brian Khomotso Mosehla (“Mosehla”), Mosomo Investment Holdings (Proprietary) Limited (“Mosomo”), and Business Venture Investments No 1567 (Proprietary) Limited (RF) (“BEE SPV”, and, together with Mosehla and Mosomo, the “Reporting Persons”).

Mosehla is a citizen of the Republic of South Africa. Each of Mosomo and BEE SPV is a corporation organized under the laws of the Republic of South Africa.

The business address of each of the Reporting Persons is 37 Wantage Road, Parkwood 2196, South Africa.

BEE SPV is a special purpose entity formed to make an investment in the Issuer, as more fully described in Item 4 below. Mosomo is a black empowerment investment company that invests in South African companies, primarily in the mining, financial services and mass banking sectors. Mosehla’s principal occupation is as chief executive officer of Mosomo.

The names, citizenship, business addresses, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Mosomo are set forth in Schedule A hereto and incorporated herein by reference.

The names, citizenship, business addresses, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of BEE SPV are set forth in Schedule B hereto and incorporated herein by reference.

Mosomo is currently the principal shareholder of BEE SPV and Mosehla is the principal shareholder, through a family trust, and key operating decision maker of Mosomo.

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed on Schedule A or Schedule B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

During the past five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed on Schedule A or Schedule B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Considerations

As described in Item 6 below, on April 19, 2012, the Issuer granted to BEE SPV an option to purchase up to 8,955,000 shares of Common Stock at an exercise price of $8.96 per share (the “Option”). The Option has not yet been exercised.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Option for investment purposes. The Reporting Persons may, from time to time, exercise the Option or make additional purchases of Common Stock either in the open market or in private transactions, depending upon the Reporting Person's evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above and subject to the limitations set forth in the Relationship Agreement (as defined in Item 6 below), the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Common Stock.

The Relationship Agreement provides that BEE SPV shall be entitled to designate one member of the Issuer’s board of directors so long as it shall own shares acquired upon exercise of the Option that represent more than 10% of the Issuer’s then outstanding Common Stock. Additionally, prior to BEE SPV’s acquisition of 10% of the Issuer’s then outstanding Common Stock, the Issuer may invite a representative of BEE SPV to become a member of the Issuer’s board of directors. On January 25, 2012, Mosehla was appointed to the Issuer’s board of directors.. In his capacity as a director, Mosehla will take an active role in the Issuer’s strategic direction.

Other than as disclosed in this Item 4, the Reporting Persons do not currently have plans or proposals that relate to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) At the close of business on April 19, 2012, the Reporting Persons have the right to acquire up to 8,955,000 shares of Common Stock upon the exercise of the Option, which represents approximately 19.7% of the shares of Common Stock outstanding.

The Option is currently exercisable, subject to the limitations on exercise provided in the Option, and thus the Reporting Persons may be deemed to be beneficial owners of the shares of Common Stock for which the Option is exercisable. At the close of business on April 19, 2012, the Reporting Persons have the shared power to exercise the Option and, as a result, have the shared power to vote or to direct the vote of 8,955,000 shares of Common Stock for which the Option is exercisable and have the shared power to dispose of or to direct the disposition of such 8,955,000 shares of Common Stock.

(c) Except as set forth herein, the Reporting Persons have not effected any transactions in shares of Common Stock of the Issuer in the past sixty (60) days.

(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

(e) The Reporting Persons have not ceased to beneficially own more than 5% of the Issuer’s outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 25, 2012, the Issuer entered into a Relationship Agreement (the “Relationship Agreement”) by and among the Issuer, BEE SPV, Mosomo and Mosehla. The Relationship Agreement was amended on April 18, 2012 to extend the time for the fulfillment of certain conditions precedent and obligations contained therein.

Pursuant to the Relationship Agreement, the Issuer agreed to grant the Option to BEE SPV. The Option is exercisable for one year following its issuance, provided that if the expiration date falls within a Issuer securities trading blackout period, then the expiration date of the Option will be extended to a date which is thirty days after the end of such blackout period. The Option was granted to BEE SPV on April 19, 2012.

The Option provides that (i) the number of shares of Common Stock for which the Option shall be exercisable shall be limited to the number of shares of Common Stock which the Issuer shall be permitted to issue without obtaining shareholder approval pursuant to the listing rules of the Nasdaq Stock Market; (ii) the Option may not be exercised unless and until the provisions of the Relationship Agreement relating to the ownership of BEE SPV have been fully complied with and (iii) the Option may not be exercised if a Trigger Event (as defined in the Relationship Agreement) shall have occurred.

The foregoing description of the Relationship Agreement and the Option does not purport to be complete and is qualified in its entirety by reference to the full text of the Relationship Agreement and the Option, included as Exhibits 99.1 and 99.2, respectively, to our Current Report on Form 8-K filed on January 26, 2012 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:

Relationship Agreement by and among Net 1 UEPS Technologies, Inc., Business Venture Investments No 1567 (Proprietary) Limited (RF), Mosomo Investment Holdings (Proprietary) Limited and Brian Khomotso Mosehla (included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on January 26, 2012 and incorporated herein by reference).

Exhibit 3:

Form of Option to Purchase Up to 8,955,000 shares of common stock of Net 1 UEPS Technologies, Inc. (included as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on January 26, 2012 and incorporated herein by reference).

Exhibit 4:	Power of Attorney

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MOSOMO INVESTMENT HOLDINGS (PROPRIETARY) LIMITED

The executive officers and directors of Mosomo Investment Holdings (Proprietary) Limited. are set forth below. Unless otherwise indicated, each individual’s business address is 37 Wantage Road, Parkwood 2196, South Africa and his or her principal occupation is as such executive officer or director.

Name	Title	Citizenship
Brian Khomotso Mosehla	Chief Executive Officer	Republic of South Africa
Lindikhaya Sipoyo	Non-Executive Chairman	Republic of South Africa

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF BUSINESS VENTURE INVESTMENTS NO 1567 (PROPRIETARY) LIMITED (RF)

The executive officers and directors of Business Venture Investments No 1567 (Proprietary) Limited (RF) are set forth below. Unless otherwise indicated, each individual’s business address is 37 Wantage Road, Parkwood 2196, South Africa and his or her principal occupation is as such executive officer or director.

Name	Title	Citizenship
Brian Khomotso Mosehla	Director	Republic of South Africa

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          April 30, 2012

/s/ Brian Khomotso Mosehla
Brian Khomotso Mosehla

MOSOMO INVESTMENT HOLDINGS
(PROPRIETARY) LIMITED \

By: /s/ Brian Khomotso Mosehla
       Name: Brian Khomotso Mosehla
       Title: Chief Executive Officer

BUSINESS VENTURE INVESTMENTS NO
1567 (PROPRIETARY) LIMITED (RF)

By: /s/ Brian Khomotso Mosehla
       Name: Brian Khomotso Mosehla
       Title: Director

Exhibit 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13D-1(k)(1)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated: April 30, 2012

/s/ Brian Khomotso Mosehla
Brian Khomotso Mosehla

MOSOMO INVESTMENT HOLDINGS
(PROPRIETARY) LIMITED

By: /s/ Brian Khomotso Mosehla
       Name: Brian Khomotso Mosehla
       Title: Chief Executive Officer

BUSINESS VENTURE INVESTMENTS NO
1567 (PROPRIETARY) LIMITED (RF)

By: /s/ Brian Khomotso Mosehla
       Name: Brian Khomotso Mosehla
       Title: Director

Exhibit 4

POWER OF ATTORNEY

     The undersigned hereby makes, constitutes and appoints Serge C.P. Belamant and Herman Kotze, and each of them, as the undersigned’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, each with the power to act alone for the undersigned and in the undersigned’s name, place and stead, and authorizes and designates each of the foregoing attorneys-in-fact to prepare, execute, deliver and file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of Net 1 UEPS Technologies, Inc. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including the filing of any Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership), and Form 5 (Annual Statement of Changes in Beneficial Ownership) and (ii) the disposition of equity securities of Net 1 UEPS Technologies, Inc. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, including the filing of any Form 144 or related documentation necessary to be executed in connection with the disposition of equity securities pursuant to the Securities Act. The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that (i) this Power of Attorney authorizes, but does not require, the attorneys-in-fact to act at his or her discretion on information provided to such attorney-in-fact without independent verification of such information, (ii) any documents prepared and/or executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information as the attorney-in-fact, in his or her discretion, deems necessary or desirable and (iii) the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

     This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

Exhibit 4

     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2012.

     /s/ Brian Kgomotso Mosehla
Brian Kgomotso Mosehla

Mosomo Investment Holdings (Proprietary) Limited

By: /s/ Brian Kgomotso Mosehla
Name: Brian Kgomotso Mosehla
Title: Chief Executive Officer

Business Venture Investments No 1567 (Proprietary) Limited

By:  /s/ Brian Kgomotso Mosehla
Name: Brian Kgomotso Mosehla
Title: Director